-----------
  FORM 4
-----------

[ ] CHECK THIS BOX IF NO LONGER SUBJECT
    TO SECTION 16. FORM 4 OR FORM 5
    OBLIGATIONS MAY CONTINUE.  SEE
    INSTRUCTION 1(b).

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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Entman                             Frederick
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)


                               260 Tillou Road
--------------------------------------------------------------------------------
                                    (Street)


  South Orange                    New Jersey             07079
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     H Power Corp. ("HPOW")
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     November 25, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________




================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                              5.              6.
                                                            4.                                Amount of       Owner-
                                                            Securities Acquired (A) or        Securities      ship
                                    2A.      3.             Disposed of (D)                   Beneficially    Form:       7.
                       2.           Deemed   Transaction    (Instr. 3, 4 and 5)               Owned           Direct      Nature of
                       Trans-       Execu-   Code           -------------------------------   at End          (D) or      Indirect
1.                     action       tion     (Instr. 8)                     (A)               of Month        Indirect    Beneficial
Title of Security      Date         Date,    ------------                   or                (Instr. 3       (I)         Ownership
(Instr. 3)             (Mo/Day/Yr)  if any    Code     V        Amount      (D)    Price      and 4)          (Instr. 4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001   11/25/02                S                7,376       D     $4.13                         I       In trust for
par value per share                                                                                                     Spouse (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001   11/25/02                S               50,000       D     $4.1489                       I       In trust for
par value per share                                                                                                     Spouse (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001   11/26/02                S               35,000       D     $4.3914                       I       In trust for
par value per share                                                                                                     Spouse (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001   11/26/02                S               15,000       D     $4.19       2,485,024         I       In trust for
par value per share                                                                                                     Spouse (2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Reminder: Report on a separate line for class of securities beneficially owned directly or indirectly.
*  If the Form is filed by more than one Reporting Person, see Instruction
      4(b)(v).

(1) The shares of Common Stock are held by a trust for Elise Entman, the spouse of the reporting person. Mr. Entman disclaims beneficial ownership of the shares of Common Stock for purposes of Section 16 of the Securities Exchange Act of 1934 and for all other purposes.

(2) The shares of Common Stock are held by the Elise Entman Living Trust; Elise and Frederick Entman, Trustees. Mr. Entman disclaims beneficial ownership for purposes of Section 16 of the Securities Exchange Act of 1934 and for all other purposes.


                                     (Over)
                           (Print or Type Responses)


                                                                 SEC 2270 (3-99)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                         9.        10.
                                                                                                         Number    Owner-
                                                                                                         of        ship
                                                                                                         Deriv-    Form
            2.                                                                                           ative     of
            Conver-                            5.                             7.                         Secur-    Deriv-   11.
            sion                               Number of                      Title & Amount             ities     ative    Nature
            or                3A.              Derivative    6.               of Underlying     8.       Bene-     Secur-   of
            Exer-             Deemed  4.       Securities    Date             Securities        Price    ficially  ity:     In-
            cise              Execu-  Trans-   Acquired (A)  Exercisable and  (Instr. 3 & 4)    of       Owned     Direct   direct
            Price   3.        tion    action   or Disposed   Expiration Date  ----------------  Deriv-   at        (D) or   Bene-
1.          of      Trans-    Date,   Code     of (D)        (Mo/Day/Yr)                Amount  ative    End       In-      ficial
Title of    Deriv-  action    if any  (Instr.  (Instr. 3,    ----------------           or      Secur-   of        direct   Owner-
Derivative  ative   Date      (Month  8)       4, 5)         Date     Expira-           No.     ity      Month     (I)      ship
Security    Secur-  (Mo/Day/  /Day/   ------   ------------  Exer-    tion              of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)  ity     Yr)       Year)    Code     (A)   (D)    cisable  Date    Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The shares of Common Stock are held by a trust for Elise Entman, the spouse of the Reporting Person. Mr. Entman disclaims beneficial ownership of the shares of Common Stock for purposes of Section 16 of the Securities Exchange Act of 1934 and for all other purposes.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



    /s/ William Zang                                        November 27, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Attorney-in-Fact


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                POWER OF ATTORNEY


                  KNOW ALL MEN BY THESE PRESENTS:


                  The undersigned (the "Reporting Person") hereby constitutes and appoints William Zang and Thomas Michael, and either of them or his designee, as the undersigned's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution with respect to all matters arising in connection with the filing of statements of beneficial ownership, including, without limitation, Initial Statement of Beneficial Ownership on Form 3 ("Form 3"), Statement of Changes in Beneficial Ownership on Form 4 ("Form 4") and Annual Statement of Beneficial Ownership on Form ("Form 5"), of the securities of H Power Corp. (the "Company") with the Securities and Exchange Commission (the "Commission") and any exchange on which the securities of the Company are traded on behalf of the Reporting Person in the Reporting Person's capacity as director and/or officer of the Company with full power in the Reporting Person's name and on the Reporting Person's behalf, to do any and all the following:

1. To make, execute and file with the Commission statements on Forms 3, 4 or 5, or amendments to a statement on Forms 3, 4 or 5, with respect to the beneficial ownership by the Reporting Person of the securities of the Company; and

2. Otherwise to take all actions and to do all things necessary or proper, required, contemplated or deemed advisable by the attorney-in-fact, in his discretion, including the execution and delivery of all documents, and generally to act for and in the name of the Reporting Person with respect to the filing of statements on Forms 3, 4 or 5, or amendments to statements on Forms 3, 4 or 5, as fully as would the Reporting Person if then personally present and acting.


Dated: October 7, 2000

                                           /s/ Frederick Entman
                                           ----------------------------------
                                           Name: Frederick Entman